Filed pursuant to Rule 433
July 31, 2008
Preliminary Prospectus Supplement dated July 31, 2008 to
Prospectus dated September 20, 2004
Registration Nos. 333-116779 and 333-75808
General Mills, Inc.
$700,000,000 5.250% Notes due 2013
Pricing Term Sheet

Issuer:	General Mills, Inc.
Size:	$700,000,000
Maturity:	August 15, 2013
Coupon:	5.250%
Price to Public:	99.784%
Yield to maturity:	5.299%
Spread to Benchmark Treasury:	205 basis points
Benchmark Treasury:	3.375% due 07/31/2013
Benchmark Treasury Yield:	3.249%
Interest Payment Dates:	February 15 and August 15, commencing February 15, 2009
Day Count Convention:	30/360
Redemption Provisions:
Make-whole call:	At any time at a discount rate of U.S. Treasury plus 30 basis points

Change of Control Offer to Purchase:	If a change of control triggering event occurs, unless General Mills has exercised its right to redeem the notes, it will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

Pricing:	July 31, 2008
Settlement:	August 5, 2008
Use of Proceeds:	To repay a portion of outstanding commercial paper
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	370334BG8 / US370334BG88
Ratings:	Baa1/BBB+/BBB+
Joint Book-Running Managers:	Banc of America Securities LLC Barclays Capital Inc. Goldman, Sachs & Co.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322, Barclays Capital Inc. at 1-888-227-2775 ext. 2663 or Goldman, Sachs & Co. at 1-866-471-2526.